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SECURITI  SION

09056626

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 25 2009

SEC FILE NUMBER

8-65897

FACING PAGE
Washington, DC 410

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Harold C. Brown & Co., LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One HSBC Center, Suite 3800
_____
                     (No. and Street)

Buffalo   New York   14203-2898
_____
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mrs. Annette Wargo   (716) 854-2500
_____
                                          (Area Code - Telephone No.)

OFFICIAL USE ONLY

FIRM ID. NO

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freed Maxick & Battaglia, CPAs, PC
_____
          (Name - *if individual, state last, first, middle name*)

800 Liberty Building   Buffalo   New York   14202
_____
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Katherine A. Christoferson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harold C. Brown & Co., LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

_____
Signature

_____Chief Executive Officer_____
Title

_____
Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

 Freed Maxick & Battaglia, CPAs, PC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Harold C. Brown & Co., LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of Harold C. Brown & Co., LLC (A Limited Liability Company) as of December 31, 2008, and the related statements of income, changes in financial condition, and changes in members' capital for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harold C. Brown & Co., LLC as of December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule "Computation of Net Capital in Accordance with Rule 15c3-1 under the Securities Exchange Act of 1934" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Freed Maxick + Battaglia, CPAs, PC

Buffalo, New York
February 9, 2009

1

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$	1,520,575
Short term investment		201,254
Prepaid expenses and other assets		156,763
Escrow deposit with clearing organization		25,000
Property and equipment, net		273,082
Intangible assets, net		1,323,754
Total assets	$	3,500,428

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:

Accrued distributions	$	330,000
Accrued profit sharing plan and bonus expenses		188,340
Accounts payable and other accrued expenses		130,422
Total liabilities		648,762
Members' capital		2,851,666
Total liabilities and members' capital	$	3,500,428

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME
For the Year Ended December 31, 2008

Revenues:

Investment advisory services	$ 7,213,586
Other revenue	273,634
Commissions	216,873
Money market distribution assistance	80,339
Interest and dividends	11,578
Losses on firm trading/errors accounts	(10,774)
	7,785,236

Expenses:

Compensation and benefits	3,194,186
General and administrative expenses	1,333,724
Commissions - other brokers-dealers	389,701
Depreciation and amortization	258,070
Regulatory fees and expenses	61,489
	5,237,170

Net income	$ 2,548,066

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN FINANCIAL CONDITION
For the Year Ended December 31, 2008

Cash flows from operating activities:

Net income	$ 2,548,066
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	258,070
Loss on sale of equipment	2,126
Decrease in assets:	
Investment advisory revenue receivable	117
Prepaid expenses	81,678
Decrease in liabilities:	
Compensation payable	(58)
Accrued profit sharing plan and bonus expenses	(168,579)
Accounts payable and other accrued expenses	(21,344)
Net cash provided by operating activities	2,700,076

Cash flows from investing activities:

Purchase of property and equipment	(171,673)
Purchase of short term investment	(201,254)
Net cash used by investing activities	(372,927)

Cash flows from financing activities:

Distributions	(2,626,597)
Net cash used by financing activities	(2,626,597)

Net decrease in cash and cash equivalents	(299,448)
Cash and cash equivalents - beginning of year	1,820,023
Cash and cash equivalents - end of year	$ 1,520,575

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2008

	Members' Capital
Balance, January 1, 2008	$ 2,851,282
Distributions	(2,547,682)
Net income	2,548,066
Balance, December 31, 2008	$ 2,851,666

NOTE 1. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - Harold C. Brown & Co., LLC, (A Limited Liability Company), (the Company) acts as an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and investment advisor who clears all transactions with and for customers located throughout the United States on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers.

Short Term Investment - The Company purchased a certificate of deposit in October 2008. The certificate of deposit has a seven month maturity and is classified as a short term investment. Short term investments are classified as available for sale, and are carried at fair value with the unrealized gains or losses, net of tax, reported in accumulated other comprehensive income or loss as a separate component of members' equity. The investment plus interest earned amounted to $201,254 as of December 31, 2008. There were no unrealized gains or losses since cost approximates fair value as of December 31, 2008. In accordance with FAS 157 "Fair Value Accounting" the valuation of the short term in estimates is determined by observing market value (Level 1).

Accounts Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts. There was no allowance for doubtful accounts at December 31, 2008.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed using straight line and accelerated methods based on the estimated useful life of the related assets. Leasehold improvements are amortized over the shorter of their useful life or the terms of the lease. Depreciation expense amounted to $132,382 for the year ended December 31, 2008.

Intangible Assets - The Company accounts for intangible assets in accordance with the provision of Financial Accounting Standards Boards, Statement No. 142 "Goodwill and Other Intangible Assets" (FAS 142).

Among the FAS 142 provision is a requirement that goodwill and infinite lived intangible assets are no longer amortizable, but instead are subject to an impairment test, which is to be performed at least annually. At December 31, 2008 there was no impairment.

Advertising - The Company expenses advertising as incurred. Advertising expense was $8,212 for the year ended December 31, 2008.

Transactions - Proprietary securities transactions in regular way trades, along with related commission revenue and expense, are recorded on a trade-date basis.

Revenue - Investment advisory services revenue is received monthly, based upon the market value of the customer's account at the end of the previous month. Fees charged vary based upon the asset value of the account. The Company recognizes this revenue as earned.

NOTE 1. - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes - The Company has elected to be treated as a partnership for income tax purposes. Federal and state regulations provide that, in lieu of corporate income taxes the members separately account for their respective share of the Company's items of income, deductions, losses and credits.

Personal Assets and Liabilities and Members' Salaries - In accordance with the generally accepted method of presenting partnership financial statements, the financial statements do not include the personal assets and liabilities of the members, including their obligation for income taxes on their distributive shares of the net income of the Company. In addition, the expenses shown in the income statements do not include any salaries to the members.

Statement of Cash Flows - The Company considers investments with original maturities of 90 days or less to be cash equivalents.

Concentration of Credit Risk - The Company has an exposure to credit risk associated with non-performance of its brokerage customers in fulfilling their contractual obligations pursuant to securities transactions. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure relating to such non-performance by these customers.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions. Although the cash accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the financial institutions. Management reviews the financial viability of these institutions on a periodic basis.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Equipment	$ 357,171
Furniture and fixtures	108,571
Software	314,420
Leasehold improvements	45,850
	826,012
Less: Accumulated depreciation	(552,930)
	$ 273,082

NOTE 3. - INTANGIBLE ASSETS

Intangible assets consist of the following:

	$	Amortization Period
Intangible assets subject to amortization:		
Customer accounts/relationships	$ 1,256,871	10 years
Less: Accumulated amortization	(691,284)	
	565,587	
Intangible assets not subject to amortization:		
Trade name	758,167	Indefinite
Intangible assets, net	$ 1,323,754	

Amortization for the year ended December 31, 2008 was $125,688. Annual amortization for the next five years subsequent to December 31, 2008 will be $125,688 each year. There was no impairment of the trade name at December 31, 2008.

For tax purposes the above intangible assets are amortized over a period of 15 years.

NOTE 4. - OPERATING LEASE

The Company currently rents office space under a lease agreement which expires in 2012 and calls for monthly rental payments escalating from $18,534 per month to $20,715 per month over the term of the lease. The Company is recognizing this expense on a straight-line basis over the term of the lease. At December 31, 2008, the Company has approximately $39,300 of deferred rent obligation included in other accrued expenses on the statement of financial condition. The Company is also responsible for their proportional share of various shared costs of the landlord, which include taxes, utilities and operating expenses. This lease is partially guaranteed by the members of the Company. Rental expense under the term of this lease agreement amounted to approximately $291,200 for the year ended December 31, 2008.

Future minimum lease commitments are estimated as follows:

2009	$ 249,000
2010	249,000
2011	249,000
2012	103,000
	$ 850,000

NOTE 5. - 401(k) PROFIT SHARING PLAN

The Company has a profit sharing plan for eligible employees. The contribution to the profit sharing plan is discretionary and is determined annually by the Company. For the year ended December 31, 2008, the Company accrued a discretionary contribution amounting to approximately $188,400.

Additionally, as part of the profit sharing plan, a 401(k) deferral option is available. Eligible employees may elect to defer up to 50% of their compensation with the Company making matching contributions. The Company's matching contribution for the year ended December 31, 2008 was approximately $147,100.

NOTE 6. - NET CAPITAL REQUIREMENT

The Company must comply with the Uniform Net Capital Rule under the Securities Exchange Act of 1934 which provides that aggregate indebtedness, as defined, may not exceed fifteen times net capital (generally Company capital less reductions for assets not readily convertible into cash at full value).

At December 31, 2008, the Company's net capital and required net capital, as defined, were $1,072,650 and $50,000, respectively. The ratio of aggregate indebtedness to net capital was approximately .60 to 1.

NOTE 7. - RESERVE REQUIREMENT

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Company's business (see Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

NOTE 8. - SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing activities:
Accrued distributions $ 330,000

HAROLD C. BROWN & CO., LLC
COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH
RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2008

Total members capital	$	2,851,666
Deductions and/or charges:		
Total non allowable assets:		
Property and equipment, net		273,082
Prepaid expenses and other assets		156,763
Intangible assets		1,323,754
Net capital before haircuts on security positions		1,098,067
Haircuts on securities:		
Trading and investment securities		25,417
Net capital	$	1,072,650
Computation of basic net capital requirement:		
Net capital requirement (greater of 6 2/3% of aggregate indebtedness [$43,251] or $50,000)	$	50,000
Excess net capital	$	1,022,650
Aggregated indebtedness:		
Accounts payable and accrued expenses	$	648,762
Ratio: Aggregate indebtedness to net capital		.60 to 1

There are no material differences between the computation of net capital above and the Respondent's computation included in the unaudited Part - A of Form X-17A-5 as of December 31, 2008. Accordingly, no reconciliation of the two computations is deemed necessary.

Freed Maxick & Battaglia, CPAs, PC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Harold C. Brown & Co., LLC

In planning and performing our audit of the financial statements and supplemental schedule of Harold C. Brown & Co., LLC (the Company), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recommendations of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Freed Maxick + Battaglia, CPAs, PC

Buffalo, New York
February 9, 2009

12

FINANCIAL STATEMENTS

HAROLD C. BROWN & CO., LLC
(A LIMITED LIABILITY COMPANY)

DECEMBER 31, 2008
with
INDEPENDENT AUDITOR'S REPORT